Via Facsimile and U.S. Mai
Mail Stop 6010

December 28, 2007

Mr. John C. Hodgman
Chief Financial Officer
InterMune, Inc.
3280 Bayshore Blvd.
Brisbane, California 94005

Re: **InterMune, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 0-29801

Dear Mr. Hodgman:

        We have reviewed your filings and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. After reviewing the information provided, we may raise additional comments
and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

   1. We note the following agreements have been described but not filed as exhibits:

      • Collaboration agreements with Array BioPharma;
      • License and collaboration agreement with Maxygen Holdings, Ltd.;
      • Sale agreement with Three Rivers Pharmaceuticals, which provides for
        potential contingent payments; and
      • License Agreement with Novartis.

      Please file these agreements as exhibits or provide us with an analysis supporting
      your determination that the agreements are not required to be filed pursuant to Item
      601(b)(10) of Regulation S-K. Please note that if these agreements were filed

previously, you may amend your Form 10-K to incorporate the previously filed agreement by reference.

2. We note that CuraScript, Caremark and MerkMedco accounted for 57%, 22% and 11% of your total net product sales, respectively. It is not clear whether you have distribution agreements with these parties. If you have such agreements, please file them as exhibits. Alternatively, provide an analysis supporting your determination that they are not required to be filed pursuant to Item 601(b)(10).

Financial Statements

Consolidated Statements of Cash Flows, page 65

3. Please tell us whether you classified the auction rate preferred stock and other debt securities as cash equivalents or as available-for-sale securities. Please see section II, H, 3 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, November 30, 2006.

Sponsored Research, License and Collaboration Agreements, page 77

Roche (Protease Inhibitors), page 77

4. With respect to your agreement with Roche, it appears that there is an obligation of management to participate in various joint committees. Please tell us how you have considered these agreements in determining your revenue recognition for the collaboration agreement. Please include a discussion of your rights and obligations and the term of your participation in the committees.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

Mr. John C. Hodgman
InterMune, Inc.
December 28, 2007
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Gus Rodriguez, Staff Accountant, at (202) 551-3752 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant